FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION STATEMENT NO. 333-207740

RESOURCE APARTMENT REIT III, INC.

SUPPLEMENT NO. 12 DATED NOVEMBER 23, 2016

TO THE PROSPECTUS DATED APRIL 29, 2016

This document supplements, and should be read in conjunction with, the prospectus of Resource Apartment REIT III, Inc. dated April 29, 2016, as supplemented by Supplement No. 1 dated May 25, 2016, Supplement No. 2 dated June 14, 2016, Supplement No. 3 dated June 30, 2016, Supplement No. 4 dated August 4, 2016, Supplement No. 5 dated August 17, 2016, Supplement No. 6 dated August 24, 2016, Supplement No. 7 dated September 13, 2016, Supplement No. 8 dated October 7, 2016, Supplement No. 9 dated October 13, 2016, Supplement No. 10 dated November 3, 2016 and Supplement No. 11 dated November 16, 2016. As used herein, the terms “we,” “our” and “us” refer to Resource Apartment REIT III, Inc. and, as required by context, Resource Apartment OP III, LP, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose our entry into a selected dealer agreement with Ameriprise Financial Services, Inc.

Ameriprise Selected Dealer Agreement

On November 18, 2016, we entered into a selected dealer agreement (the “Ameriprise Agreement”) among Ameriprise Financial Services, Inc. (“Ameriprise”), our dealer manager, our advisor and our sponsor, pursuant to which Ameriprise will act as a participating dealer and will offer and sell, on a best efforts basis, shares of the our Class A and Class T common stock in this offering.

Pursuant to the terms of the Ameriprise Agreement, Ameriprise or its affiliate generally will be (i) reallowed by our dealer manager a selling commission of up to 7.0% of the price of each Class A share and up to 2.0% of the price of each Class T share (except shares sold pursuant to our distribution reinvestment plan) sold by Ameriprise; provided, however, that such selling commissions shall be reduced with respect to sales to certain categories of purchasers, as described in the Ameriprise Agreement and elsewhere in the prospectus, (ii) reallowed by our dealer manager an annual distribution and shareholder servicing fee of 1.0% of the purchase price per Class T share (or, once reported, the amount of our estimated NAV), provided, however, that the amount of the distribution and shareholder servicing fee to be reallowed to Ameriprise will not exceed a total of 4.0% of the purchase price per Class T share (or, once reported, the amount of our estimated NAV), (iii) reallowed by our dealer manager a marketing fee equal to a specified percentage of the purchase price of each Class A share and each Class T share (except shares sold pursuant to our distribution reinvestment plan) sold by Ameriprise subject to limitations on underwriting compensation prescribed by FINRA, (iv) reimbursed for its bona fide, separately invoiced due diligence investigation expenses consistent with the language contained elsewhere in this prospectus for our offering and applicable FINRA regulations and rules, and (v) subject to applicable FINRA limitations, reimbursed for its mutually agreed upon technology costs associated with this offering, if any, related costs and expenses, and other costs and expenses related to the facilitation of the marketing of the shares and the ownership of such shares by Ameriprise’s customers, including fees to attend conferences sponsored by us.

Pursuant to the terms of the Ameriprise Agreement, we are required to adopt and disclose a valuation policy consistent with FINRA requirements and declare an estimated net asset value per share based upon a valuation determined by an independent valuation firm as of the earlier of (a) the end of the calendar quarter in which the primary portion of this offering terminates, or (b) June 30, 2018.